UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-31560

SEAGATE TECHNOLOGY PUBLIC LIMITED COMPANY*

(Exact name of registrant as specified in its charter)

38/39 Fitzwilliam Square

Dublin 2, Ireland

D02 NX53

(353) (1) 234-3136

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, par value $0.00001 per share

(Title of each class of securities covered by this Form)

None*

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Ordinary Shares, par value $0.00001 per share: 1

Explanatory Note

*

This Form 15 relates solely to the reporting obligations of Seagate Technology Public Limited Company which is a wholly owned subsidiary of Seagate Technology Holdings Public Limited Company under the Securities Exchange Act of 1934 (the “Exchange Act”), and does not affect the reporting obligations of Seagate Technology Holdings Public Limited Company under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Seagate Technology Public Limited Company has caused this certification/notice to be signed and filed on its behalf by the undersigned duly authorized person.

SEAGATE TECHNOLOGY PUBLIC LIMITED COMPANY

Date: May 19, 2021	By:	/s/ Gianluca Romano
	Name:	Gianluca Romano
	Title:	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)